UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On July 26, 2015, Teva Pharmaceutical Industries Ltd. entered into a definitive agreement with Allergan plc to acquire Allergan’s worldwide generics business (“Actavis Generics”) in a transaction valued at $40.5 billion.

While significant progress has been made toward completing the acquisition of Actavis Generics, Teva now anticipates that completing the acquisition could take as long as June 2016, based upon its current estimate of the timing to obtain clearance from the United States Federal Trade Commission. Teva previously expected that the closing would occur as early as the end of the first quarter of 2016 with the potential for it to be slightly delayed.

Teva continues to work closely and in cooperation with the FTC to obtain regulatory approval in the U.S.

Teva has received regulatory approval from the European Commission for its acquisition of Actavis Generics, subject to certain divestitures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: March 15, 2016	By:	/S/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

2